

13030099

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Landmark Square. Suite 620
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew J. Otocka, Managing Principal — (203) 588-9660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Drew J. Otocka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT Associates, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

CHRISTINE A. DORVIL
NOTARY PUBLIC
State of Connecticut
My Commission Expires
April 30, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIT ASSOCIATES, LLC

Years Ended December 31, 2012 and 2011

CONTENTS



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Members
MIT Associates, LLC
Stamford, Connecticut

Report on the Financial Statements

We have audited the accompanying statements of financial condition of MIT Associates, LLC (the Company), as of December 31, 2012 and 2011, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Accompanying Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying information on page 11 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Shelton, Connecticut
February 22, 2013

Dworken, Hillman, LaMorte & Sterczala, P.C.

MIT ASSOCIATES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2012	**2011**
Assets		
Current assets:		
Cash	**$114,739**	$492,656
Accounts receivable, net of allowance for doubtful accounts (2012, $125,354) (Note 3)	**235,890**	288,261
Prepaid expenses	**17,712**	105,729
Total current assets	**368,341**	886,646
Property and equipment (Note 2)	**6,486**	8,591
Total Assets	**$374,827**	$895,237
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses	**$ 6,342**	$ 5,796
Members' equity	**368,485**	889,441
Total Liabilities and Members' Equity	**$374,827**	$895,237

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF INCOME (LOSS)

	Year Ended December 31,	
	2012	**2011**
Revenue (Note 3):		
Fee income	**$ 915,834**	$1,584,488
Expenses:		
Office payroll	**885,600**	1,080,210
Bad debt expense (Note 3)	**125,354**	
Insurance	**83,768**	84,261
Payroll taxes	**39,497**	43,833
Third party service providers	**30,445**	27,335
Occupancy costs	**27,830**	39,903
Professional fees and consulting	**27,196**	14,423
Technology, data and communication	**16,232**	12,592
Office expenses	**7,173**	4,383
Travel and entertainment	**5,877**	12,873
Computer support services	**4,723**	16,101
Licenses and permits	**4,705**	7,868
Dues and subscriptions	**3,173**	8,238
Miscellaneous	**2,954**	2,195
Depreciation and amortization	**2,105**	1,053
Broker fees	**611**	547
Research and marketing		7,000
Printing and reproduction		4,922
Conferences, seminars and meetings		799
	1,267,243	1,368,536
Income (loss) from operations	**(351,409)**	215,952
Other income:		
Interest and other income	**248**	741
Net income (loss)	**($ 351,161)**	$ 216,693

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity, January 1, 2011	$672,748
Net income	216,693
Members' equity, December 31, 2011	889,441
Net loss	(351,161)
Members' distributions	(169,795)
Members' equity, December 31, 2012	$368,485

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2012	**2011**
Cash flows from operating activities:		
Net income (loss)	**($351,161)**	$216,693
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	**2,105**	1,053
Allowance for doubtful accounts	**125,354**	
Changes in operating assets and liabilities:		
Accounts receivable	**(72,984)**	258,643
Prepaid expenses	**88,017**	(105,686)
Accounts payable and accrued expenses	**547**	(63,832)
Net cash provided by (used in) operating activities	**(208,122)**	306,871
Cash flows from investing activities:		
Capital expenditures		(9,643)
Cash flows from financing activities:		
Member distributions	**(169,795)**	
Net change in cash	**(377,917)**	297,228
Cash, beginning	**492,656**	195,428
Cash, ending	**$114,739**	$492,656

See notes to financial statements.

1. Description of the Company and summary of significant accounting policies:

Description of Company:

MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory, and private placement services to alternative asset investment managers.

The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

In 2011, the Company entered into a marketing joint venture agreement with Hudson Partners Group, LLC and conducts its business under the "Hudson Partners Group, LLC" trade name.

Significant accounting policies:

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

1. **Description of the Company and summary of significant accounting policies** (continued):

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed using the straight-line method and over the estimated useful lives of the assets for financial statement purposes and accelerated methods for tax purposes.

Revenue recognition:

Management fee, finder fee, and performance fee revenue is recognized in the period in which the fee is earned.

Employee benefit plan:

The Company maintains a qualified profit sharing plan covering employees who are over the age of twenty-one with at least one year of service. No employee contributions are allowed. The Company may make a discretionary contribution, as authorized, which must be the same percentage of compensation for all participants. There were no contributions by the Company in 2012 and 2011.

Income taxes:

The Company is a limited liability company that has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the members for federal and state tax purposes.

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2011 are subject to examination by taxing authorities.

Reclassification:

Certain prior year balances have been reclassified to conform with current year presentation.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

2. **Property and equipment:**

	December 31.	
	2012	2011
Office equipment	$ 37,548	$ 37,548
Furniture and fixtures	76,858	76,858
	114,406	114,406
Less accumulated depreciation	(107,920)	(105,815)
	$ 6,486	$ 8,591

3. **Concentrations:**

In 2012, 100% of revenues were earned from three clients while in 2011, 98% of the revenues were earned from two clients. The Company had outstanding net accounts receivable from these clients of approximately $230,500 and $260,600 at December 31, 2012 and 2011, respectively.

An allowance for doubtful accounts of $125,354 has been recorded at December 31, 2012 for a client that accounted for approximately 46% of 2012 revenues.

4. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

5. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $108,552, which exceeded the minimum requirement of $5,000 by $103,552. At December 31, 2011, the Company had net capital of $487,005, which exceeded the minimum requirement of $5,000 by $482,005. The Company's ratio of total aggregate indebtedness to net capital was .06 to 1 in 2012 and .01 to 1 in 2011.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2012 and 2011

6. Reconciliation of members' equity, net income and net capital:

A reconciliation of members' equity, net loss and net capital previously reported to the Financial Industry Regulatory Authority (FINRA) to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 263,336	$111,491	$ 374,827
Total liabilities	$ 6,342		$ 6,342
Total members' equity	$ 256,994	$111,491	$ 368,485
Total revenue, including interest	$ 945,995	($ 29,913)	$ 916,082
Total expenses	$1,408,647	(141,404)	$1,267,243
Net loss	($ 462,652)	$111,491	($ 351,161)
Net capital	$ 108,552	$	$ 108,552

The adjustments above relates to a reclassification of reimbursed expenses and an adjustment by the Company to reduce their allowance for doubtful accounts as a result of subsequent cash receipts.

7. Subsequent events:

Management has evaluated subsequent events through February 22, 2013, the date which the financial statements were available for issue.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2012	December 31, 2011
Credits:		
Members' equity	$368,485	$889,441
Less non-allowable assets:		
Accounts receivable, net	235,735	288,116
Prepaid expenses	17,712	105,729
Property and equipment	6,486	8,591
	259,933	402,436
Net capital	108,552	487,005
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	5,000	5,000
Excess of net capital over minimum requirements	$103,552	$482,005
Aggregate indebtedness:		
Accounts payable and accrued expenses	6,342	5,796
Total aggregate indebtedness	$ 6,342	$ 5,796
Ratio of total aggregate indebtedness to net capital	.06 to 1	.01 to 1

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2012, as amended.



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

Members
MIT Associates, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of MIT Associates, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.



Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shelton, Connecticut
February 22, 2013

Pronker, Hillman, LoMonte & Stenzala, P.C.